Exemption No. 82-5093

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

03 JAN 24 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 17, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

03003358

SUPPL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an **Initial** Insider Report for **ALAN T. RUBENOFF** dated January 16, 2003.

Yours very truly,

JOHNSTONE & COMPANY

COPY

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Per: Kathleen E. Skerrett

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

KES/vl

dlw 1/29

F:\WPDOC\LTR\RGRI\Ins AR Jan17-03.wpd

01/14/2003 10:02 FAX 4165008643 JOHNSTONE & CO. 002

Exemption No. 82-5093

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): ___ / ___ / ___

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 8 / 1 / 2003

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: RUBENOFF

GIVEN NAMES: ALAN T.

No. / STREET / APT: 240 SCHOOL HILL ROAD

CITY: GOSHEN

PROV. / POSTAL CODE: CONNECTICUT, USA 06756

BUSINESS TELEPHONE NUMBER: 860-491-9230

BUSINESS FAX NUMBER: 860-658-8256

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A: Designation of class of securities	B: Balance of class of securities on last report	C: Transactions – Date (Day)	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	D: Present balance of class of securities held	E: Direct/indirect ownership/control or direction	F: Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	NIL	8	1	2003	50	250,000		$0.25		250,000	1	See Remark 1
COMMON SHARES	NIL	8	1	2003	10	100,000		$0.165	X	100,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Options to acquire common shares at $0.25 per share until January 8, 2008.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ALAN T. RUBENOFF

SIGNATURE: Alan T. Rubenoff

DATE OF THE REPORT (DAY / MONTH / YEAR): 16 / 1 / 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 8 / 1 / 2003

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: RUBENOFF

GIVEN NAMES: ALAN T.

No. STREET APT: 240 SCHOOL HILL ROAD

CITY: GOSHEN

PROV.: CONNECTICUT, USA POSTAL CODE: 06756

BUSINESS TELEPHONE NUMBER: 860-491-9230

BUSINESS FAX NUMBER: 860-658-0256

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	NIL	8	1	2003	50	250,000		$0.25		250,000	1	See Remark 1
COMMON SHARES	NIL	8	1	2003	10	100,000		$0.165	X	100,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Options to acquire common shares at $0.25 per share until January 8, 2008.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ALAN T. RUBENOFF

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): / / 2003